Exhibit 99.1

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

U.S. DOLLARS IN THOUSANDS

UNAUDITED

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,	June 30,
	Note	2020	2021
			Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$27,101	$28,670
Trade receivables (net of allowance for credit losses of $6,198 and $6,673 at December 31, 2020 and June 30, 2021 (unaudited), respectively)		107,388	107,404
Other accounts receivable and prepaid expenses		14,755	18,125
Inventories	3	50,627	52,316

Total current assets		199,871	206,515

NON-CURRENT ASSETS:
Deferred tax assets		8,279	8,404
Severance pay and pension fund		6,059	5,913
Property and equipment, net		31,748	30,037
Operating lease right-of-use assets		6,780	22,651
Intangible assets, net		6,117	5,936
Other non-current assets		13,565	14,960

Total non-current assets		72,548	87,901

Total assets		$272,419	$294,416

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,	June 30,
	Note	2020	2021
			Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables		$63,722	$65,989
Deferred revenues		3,492	3,139
Short-term loans		5,979	11,000
Operating lease liabilities	7	3,183	4,610
Other accounts payable and accrued expenses		24,048	21,913

Total current liabilities		100,424	106,651

LONG-TERM LIABILITIES:
Accrued severance pay and pension		11,601	10,953
Deferred revenues		7,495	9,155
Operating lease liabilities	7	3,840	18,532
Other long-term payables		2,933	2,815

Total long-term liabilities		25,869	41,455

COMMITMENTS AND CONTINGENT LIABILITIES	6

SHAREHOLDERS' EQUITY:	8

Share capital:

Ordinary shares of NIS 0.01 par value – Authorized: 120,000,000 shares at December 31, 2020 and June 30, 2021 (unaudited); Issued: 85,184,889 and 86,962,135 shares at December 31, 2020 and June 30, 2021 (unaudited), respectively; Outstanding: 81,703,366 and 83,480,612 shares at December 31, 2020 and June 30, 2021 (unaudited), respectively		218	223
Additional paid-in capital		420,958	425,548
Treasury shares at cost – 3,481,523 ordinary shares as of December 31, 2020 and June 30, 2021 (unaudited).		(20,091)	(20,091)
Accumulated other comprehensive loss		(8,068)	(9,597)
Accumulated deficit		(246,891)	(249,773)

Total shareholders' equity		146,126	146,310

Total liabilities and shareholders' equity		$272,419	$294,416

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Six months ended June 30,
	2020	2021
	Unaudited

Revenues	$118,298	$136,891
Cost of revenues	87,786	94,860

Gross profit	30,512	42,031

Operating expenses:
Research and development, net	14,060	14,965
Sales and Marketing	16,473	15,933
General and administrative	9,441	10,290

Total operating expenses	39,974	41,188

Operating income (loss)	(9,462)	843

Financial expenses and others, net	1,772	2,853

Loss before taxes on income	(11,234)	(2,010)

Taxes on income	780	872
Equity loss in affiliates	343	-

Net loss	$(12,357)	$(2,882)

Basic and diluted net loss per share	$(0.15)	$(0.03)

Weighted average number of shares used in computing basic and diluted net loss per share	80,889,022	83,006,047

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Six months ended June 30,
	2020	2021
	Unaudited

Net loss	$(12,357)	$(2,882)
Other comprehensive loss:

Change in foreign currency translation adjustment	(1,111)	271

Cash flow hedges:
Change in net unrealized losses	(396)	(800)
Amounts reclassified into net loss	51	(1,000)
Net change	(345)	(1,800)

Other comprehensive loss, net	(1,456)	(1,529)

Total of comprehensive loss	$(13,813)	$(4,411)

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

Six months ended June 30, 2020:

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2020	80,662,805	$215	$418,062	$(20,091)	$(8,666)	$(229,099)	$160,421

Cumulative effect of adoption of ASU topic 326	-	-	-	-	-	(700)	(700)
Exercise of options and vesting of RSUs	476,761	*)-	554	-	-	-	554
Share-based compensation	-	-	867	-	-	-	867
Other comprehensive loss, net	-	-	-	-	(1,456)	-	(1,456)
Net loss	-	-	-	-	-	(12,357)	(12,357)

Balance as of June 30, 2020 (Unaudited)	81,139,566	$215	$419,483	$(20,091)	$(10,122)	$(242,156)	$147,329

Six months ended June 30, 2021:

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2021	81,703,366	$218	$420,958	$(20,091)	$(8,068)	$(246,891)	$146,126

Exercise of options and vesting of RSUs	1,777,246	5	3,953	-	-	-	3,958
Share-based compensation	-	-	637	-	-	-	637
Other comprehensive loss, net	-	-	-	-	(1,529)	-	(1,529)
Net loss	-	-	-	-	-	(2,882)	(2,882)

Balance as of June 30, 2021 (Unaudited)	83,480,612	$223	$425,548	$(20,091)	$(9,597)	$(249,773)	$146,310

*)  Represent an amount lower than $1.

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2020	2021
	Unaudited
Cash flow from operating activities:

Net loss	$(12,357)	$(2,882)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,384	5,829
Loss from sale of property and equipment, net	-	67
Share-based compensation expense	867	637
Decrease in accrued severance pay and pensions, net	(288)	(504)
Decrease in trade receivables, net	19,105	237
Increase in other accounts receivables and prepaid expenses (including other long-term assets)	(4,719)	(5,872)
Decrease in operating lease right-of-use assets	2,576	2,448
Decrease (increase) in inventory, net of write off	7,526	(2,046)
Increase in deferred tax asset, net	(109)	(125)
Increase (decrease) in trade payables	(4,779)	2,137
Decrease in other accounts payable and accrued expenses (including other long-term liabilities)	(1,299)	(3,646)
Decrease in operating lease liability	(2,917)	(2,199)
Increase in deferred revenues	803	1,307

Net cash provided by (used in) operating activities	9,793	(4,612)

Cash flow from investing activities:

Purchase of property and equipment	(3,638)	(3,931)
Proceeds from sale of property and equipment	-	200
Purchase of intangible assets	(279)	-

Net cash used in investing activities	(3,917)	(3,731)

Cash flow from financing activities:

Proceeds from exercise of stock options	554	3,958
Proceeds from bank credits and loans, net	5,079	6,000

Net cash provided by financing activities	5,633	9,958

Translation adjustments on cash and cash equivalents	(281)	(46)
Increase in cash and cash equivalents	11,228	1,569
Cash and cash equivalents at the beginning of the period	23,939	27,101

Cash and cash equivalents at the end of the period	$35,167	$28,670

Supplemental disclosure of cash flow information:

Cash paid for income taxes	513	1,027
Cash paid for interest on bank loans	577	410

Changes of property and equipment not resulted in cash outflows as of June 30, 2020 and 2021 amounted of $531 and $1,273.

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL

Ceragon Networks Ltd. ("the Company") is a wireless backhaul specialist. It provides wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as internet browsing, social networking applications, image sharing, music and video applications. Its wireless backhaul solutions use microwave radio technology to transfer large amounts of telecommunication traffic between base stations and small-cells and the core of the service provider's network. The Company also provides wireless fronthaul solutions that use microwave technology for ultra-high speed, ultra-low latency communication for wireless 5G and 4G base stations.

The Company's solutions support all wireless access technologies, including 4G (LTE-Advance, LTE) and 5G services. The Company's systems also serve evolving network architectures including all-IP long haul networks.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company's wholly owned subsidiaries provide research and development, marketing, manufacturing, distribution, sales and technical support to the Company's customers worldwide.

NOTE 2:SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.Interim consolidated financial statements

The accompanying interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. In the management`s opinion, the interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s interim consolidated financial position as of June 30, 2021, as well as its results of operations and cash flows for the six months ended June 30, 2020 and 2021. The results of operations for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021.

b.Use of estimates

The preparation of the interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates.

c.The ongoing COVID-19 pandemic continues to affect the global markets and the markets in which we operate, including continued disruption to our and our customers’, providers’, business partners and contractors’ business and operations such as the restrictions on operations, increase in shipment costs and timelines, component shortages, all of which could have an adverse effect on our and our customers’ financial performance, cash flow, revenue and financial results, available cash and financing, and our ability to bill and collect amounts due from our customers as a result therefrom. The volatility and duration of the pandemic, the development and outbreak of new virus variants and the pace and effectiveness of the vaccination, remains uncertain. As a result, the Company’s accounting estimates and assumptions may change over time in response to this ongoing situation.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.Significant accounting policies

The accompanying interim consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on March 8, 2021.

There have been no changes to the significant accounting policies described in the Annual Report on Form 20-F for the fiscal year ended December 31, 2020 that have had a material impact on the interim consolidated financial statements and related notes.

NOTE 3:INVENTORIES

	December 31,	June 30,
	2020	2021

Raw materials	$19,764	$17,243
Work in progress	194	413
Finished products	30,669	34,660

	$50,627	$52,316

During the six-month ended June 30, 2020 and 2021 the Company recorded inventory write-offs for excess inventory and slow-moving inventory in a total amount of $1,360 and $1,007, respectively that have been included in cost of revenues.

As of June 30, 2021 the Company has an outstanding inventory purchase orders with its suppliers in the amount of $44,683. The commitments are due primarily within one year.

NOTE 4:FAIR VALUE MEASUREMENT

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities, approximate their fair value due to the short-term maturities of such instruments.

The following table sets forth the Company’s assets that were measured at fair value on a recurring bases as of December 31, 2020 and June 30, 2021, by level within the fair value hierarchy:

		Fair value measurements using input type
	Fair value hierarchy	December 31, 2020	June 30, 2021

Derivatives instruments, net	Level 2	$1,655	$400

Total assets		$1,655	$400

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:DERIVATIVE INSTRUMENTS

The Company enters into foreign currency forward and option contracts with financial institutions to protect against the exposure to changes in exchange rates of several foreign currencies that are associated with forecasted cash flows and existing assets and liabilities. The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

The fair value of derivative contracts in the interim consolidated balance sheets at June 30, 2021 and December 31, 2020 were as follows:

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	June 30, 2021
Derivatives designated as hedging instruments
Currency forward contracts	$300	$255
Derivatives not designated as hedging instruments
Currency forward and option contracts	$470	$115

Total derivatives	$770	$370

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2020
Derivatives designated as hedging instruments
Currency forward contracts	$1,847	$2
Derivatives not designated as hedging instruments
Currency forward and option contracts	$90	$279

Total derivatives	$1,937	$281

The notional amounts of outstanding derivative contracts in U.S. dollars at December 31, 2020 and June 30, 2021 were as follows:

	December 31, 2020	June 30, 2021
Derivatives designated as hedging instruments
Currency forward contracts	$35,089	$20,778
Derivatives not designated as hedging instruments
Currency forward and option contracts	$31,207	$31,168

Total derivatives	$66,296	$51,946

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is up to 12 months.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains or losses from contracts that were not designated as hedging instruments are recognized in "financial expenses and others, net".

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:DERIVATIVE INSTRUMENTS (Cont.)

The effect of derivative contracts on the interim consolidated statements of operations for the six months ended June 30, 2020 and 2021 was as follows:

	Six months ended June 30,
	2020	2021

Operating income (expenses)	$(51)	$1,000
Financial income	$658	$37

NOTE 6:COMMITMENTS AND CONTINGENT LIABILITIES

a.Israeli Innovation Authority:

During the six months ended June 30, 2020 and 2021, the Company received several grants from the Israeli Innovation Authority (“IIA”). The grants require the Company to comply with the requirements of the Research and Development Law, however, the Company is not obligated to pay royalties on sales of products based on technology or know how developed from the grants. In a case involving the transfer of technology or know how developed from the grants outside of Israel, the Company may be required to pay royalties related to past sales of products based on the technology or the developed know how. The Company recorded the IIA grants as a reduction of research and development expenses in the six months ended June 30, 2020 and 2021 in the amount of $375 and $314, respectively.

b.Paycheck Protection Program Loan:

In May 2020, the Company received $979 in proceeds from an approved loan under the Paycheck Protection Program. Interest accrue on outstanding principal balance at a rate of 1%, computed on a simple interest basis. The loan principal and accrued interest is eligible for forgiveness provided that (i) the Company uses the loan proceeds exclusively for allowed costs including payroll, employee group health benefits, rent and utilities and (ii) employee and compensation levels are maintained. The Company submitted application for forgiveness that was approved on May 2021.

c.Charges and guarantees:

As of December 31, 2020, and June 30, 2021, the Company provided bank guarantees in an aggregate amount of $45,847 and $41,065, respectively, with respect to tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to its customers.

d.Litigations:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

On January 6, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its then serving directors as defendants. The motion was filed with the District Court of Tel-Aviv (the “Court”). The purported class action alleges breaches of duties by making false and misleading statements in the Company's SEC filings and public statements. The plaintiff seeks specified compensatory damages in a sum of up to $75,000 as well as attorneys’ fees and costs.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Company filed its defense on June 21, 2015, which was followed with documents discovery proceeding.

The plaintiff filed his reply to the Company’s defense by April 2, 2017, in which he included alleged claims that were not included in his original motion. A preliminary hearing was held on May 22, 2017, in the framework of which the Court set dates for response to the Company’s above-mentioned requests as well as dates for evidence hearings.

In May 2017, the Company filed two requests: the first, requesting to dismiss the plaintiff’s response to the Company’s defense, or, alternatively, to allow the Company to respond to it; the second, to continue discussions with regards to the legal question of the governing law. On July 17, 2017, the Court issued its decision in the first request, denying the requested dismissal of plaintiff’s response to the Company’s defense, but allowing the Company to respond to it; on July 29, 2017, the Court issued its decision in the second request, and denied it. The Company filed its response on September 18, 2017.

On October 2, 2017, the plaintiff filed a request to summon two of the Company’s officers (the Company’s Chairman, Mr. Zisapel and the Company’s Chief Executive Officer, Mr. Palti) to the upcoming evidence hearing. Following certain procedural proceedings, the Court held evidence hearings on November 2, 2017 and on January 8, 2018, while, following the aforementioned proceedings, the second was attended by the Company’s Chief Executive Officer.

Summaries were filed by the plaintiff on March 21, 2018 and the Company filed its summaries on June 12, 2018. The plaintiff filed their reply summaries on September 5, 2018.

On October 4, 2018, an interim decision regarding dual listed companies was rendered by the Supreme Court of Israel, which corresponds with the Company’s arguments in this case regarding the governing law and legal regime applicable to the Company. This Supreme Court decision upholds two recent rulings of District Court of Tel-Aviv (Economic Department), which determined that all securities litigation regarding dual listed companies should be decided only in accordance with U.S. law (herein after, the “Supreme Court Decision”).

In light of this, on October 15, 2018, the plaintiff asked the Court to add a plea to his summaries, addressing the Supreme Court Decision. The Court has approved plaintiff’s request and gave to the defendants the right to reply. The Company’s response was submitted on December 4, 2018. Plaintiff’s reply to the Company’s response was submitted on December 26, 2018.

On April 14, 2019, the Court rendered a decision resolving that according to the Supreme Court Decision, examination of the legal questions standing in the basis of the motion, should be based upon U.S. law. Therefore, the Court allowed the plaintiff to amend his motion within 45 days, so that it would include an expert’s opinion regarding U.S. law, and an argument regarding U.S. law implementation in the specific circumstances. The Court also decided that amendment of the motion is subject to plaintiff’s payment of 40,000 NIS to the Company.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On September 23, 2019, the plaintiff filed an amended Motion (“the Amended Motion”), which includes an expert’s opinion regarding U.S. Federal law. Moreover. The Amended Motion includes lengthy arguments that were added on top of the original Motion, specifically, in reference to discovery proceedings and evidence hearings that were held as part of the original motion. Therefore, on September 25, 2019, the Court rendered a decision pointing out that the Amended Motion seems to include the plaintiff’s summaries in the Amended Motion, and so ordered the plaintiff to clarify whether he is willing to relinquish submitting any additional summaries regarding the evidence that were heard in the original motion. On October 2, 2019, the plaintiff responded, alleging that since the Amended Motion does not include any new facts, there is no need to submit additional summaries regarding the evidence heard to this point.

On December 30, 2019 the Company submitted a motion to dismiss the Amended Motion. The Company alleged that the Amended Motion includes new causes of action, and specifically that the addition of legal causes of action according to U.S. Federal law, cannot be filed due to the specific statute of limitations governing the case. On January 20, 2020, the plaintiff filed its response, which was responded to by the Company on February 20, 2020.

The Court also accepted the Company’s request to submit its response to the Amended Motion after a decision in the Company’s motion to dismiss was rendered.

On February 24, 2020 the court issued a decision, according to which, the Motion will be decided upon the current court documents, unless either of the parties will file a request to hold a hearing in the matter. None of parties requested to hold such a hearing.

On May 27, 2021, the Court ruled to certify the Motion as a class action, while applying Israeli Law (the “Ruling”). According to the Ruling, the class action shall include several causes of action according to the Israeli Securities Act and the Israeli Torts Ordinance, concerning the alleged misleading statements in the Company’s SEC filings. The Ruling has addressed also the size of the alleged aggrieved shareholders who may be included and be represented in the class action.

On June 9, 2021 the Court issued a decision suggesting that the parties will refer the case to a mediation procedure. The Company is to file its position in the matter until August 31, 2021.

The Company believes that the Ruling is erroneous and that it has strong arguments for appeal. Accordingly, the Company intends to file an appeal in order to revert the Ruling. Although there is no assurance that the Company’s position will be accepted by the Court of Appeal, the Company believes it has strong arguments and, among other things, in light of the Supreme Court Decision, recent legal rulings by the District Court of Tel-Aviv (Economic Department) regarding dual listed companies, and the supporting position of the Israeli Securities Authority, therefore, the Company did not record a provision as of June 30, 2021.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:LEASES

The Company`s leases include offices and warehouses for its facilities worldwide, as well as car leases, which are all classified as operating leases. Certain leases include renewal options that are under the Company`s sole discretion. The renewal options were included in the right of use (“ROU”) and liability calculation if it was reasonably certain that the Company will exercise the option.

The components of lease expense and supplemental cash flow information related to leases for the six months ended June 30, 2021 and 2020 were as follows:

	Six months ended June 30,
	2020	2021
Components of lease expense
Operating lease cost	$2,689	$2,658
Short-term lease	$10	$61
Total lease expenses	$2,699	$2,719

	Six months ended June 30,
	2020	2021
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities	$2,683	$2,624

Supplemental non-cash information related to lease liabilities arising from obtaining ROU assets	$267	$18,319

For the six months ended June 30, 2021, the weighted average remaining lease term is eight years, and the weighted average discount rate is 5 percent. The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Maturities of lease liabilities as of June 30, 2021 were as follows:

The remainder of 2021	2,370
2022	4,318
2023	3,624
2024	2,648
2025	2,520
2026 and thereafter	12,338
Total operating lease payments	27,818
Less: imputed interest	4,676
Present value of lease liability	$23,142

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:SHAREHOLDERS' EQUITY

a.Ordinary shares

The ordinary shares of the Company entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company and to receive dividends, if declared.

b.Stock Options and RSUs plans

In 2003, the Company adopted a share option plan which has been extended or replaced from time to time, including on September 6, 2010, December 2012 and August 2014. To date, the plan that is currently in effect is the Amended and Restated Share Option and RSU Plan as amended August 10, 2014 (the “Plan”). Under the Plan, options and RSUs may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years, subject to certain exceptions. The options expire between six to ten years from the date of grant. The Plan expires in December 2022. The maximum number of shares which may be issued under Options granted pursuant to the Plan is twenty million (20,000,000). The Company needs to reserve, and the Board of Directors has reserved, sufficient authorized but unissued Shares for purposes of the Plan subject to adjustments as provided in the Plan. Since the last amendment in 2014, the Company has issued approximately 4,650,000 options under the Plan.

The following table summarizes the activities for the Company’s stock options for the six months ended June 30, 2021:

	Six months ended June 30, 2021
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	6,238,729	$3.52	3.17	$2,654
Granted	14,500	3.91
Exercised	(1,765,986)	2.24
Forfeited or expired	(566,284)	9.47

Outstanding at end of the period	3,920,959	3.23	3.40	$4,128

Options exercisable at end of the period	2,175,627	3.78	2.42	$1,980

Vested and expected to vest	3,612,421	$3.30	3.28	$3,730

The weighted average fair value of options granted during the six months ended June 30, 2021 and 2020 was $2.21 and $0.96, respectively.

The intrinsic value of options exercised during the six months ended June 30, 2021 and 2020 was $5,080 and $411, respectively.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s RSUs for the six months ended June 30, 2021:

	Number of RSUs	Aggregate intrinsic value

Unvested at beginning of year	309,986	$862
Granted	6,500
Vested	(11,260)
Forfeited	(29,640)

Unvested at end of period	275,586	1,039

The weighted average fair value at grant date of RSUs granted for the six months ended June 30, 2021 and 2020 was $3.81 and $1.69 respectively.

As of June 30, 2021, the total unrecognized estimated compensation cost related to non-vested stock options and RSUs granted prior to that date was $1,057, which is expected to be recognized over a weighted average period of approximately one year.

The following table sets forth the total share-based compensation expenses included in the interim consolidated statements of operations for the six months ended June 30, 2021 and 2020:

	Six months ended June 30,
	2020	2021

Cost of revenues	60	71
Research and development	99	113
Sales and Marketing	268	154
General and administrative	440	299

Total share-based compensation expense	$867	$637

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:REVENUES

The Company recognizes contract liabilities, or deferred revenues, when it receives advance payments from customers before performance obligations have been performed. The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the unsatisfied performance obligations at the end of reporting period.

The following table presents the changes in deferred revenues balance during the six months ended June 30, 2021:

Six months ended June 30, 2021

Balance, beginning of the period	$10,987
New performance obligations	4,113

Reclassification to revenue as a result of satisfying performance obligations	(2,806)

Balance, end of the period	12,294
Less: long-term portion of deferred revenue	9,155
Current portion, end of period	$3,139

Remaining performance obligations represent contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be recognized as revenue in future periods. The following table represents the remaining performance obligations as of June 30, 2021, which are expected to be satisfied and recognized in future periods:

	Remaining 2021	2022	2023 and thereafter
Unsatisfied performance obligations	$7,397	$2,631	$9,977

The Company elected to apply the optional exemption under ASC 606 paragraph 10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less for which deferred revenues have not been recorded yet.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:CUSTOMERS AND GEOGRAPHIC INFORMATION

a.The following table presents the total revenues for the six months ended June 30, 2020 and 2021, allocated to the geographic areas in which it was generated. Revenues are attributed to geographic areas based on the location of the end-users.

	Six months ended June 30,
	2020	2021

North America	$16,449	$24,713
Europe	21,397	25,231
Africa	5,946	11,659
Asia-Pacific and Middle East	23,559	16,970
India	27,620	35,875
Latin America	23,327	22,443

	$118,298	$136,891

b.Major customer data as a percentage of total revenues:

In the six months ended June 30, 2021, the Company had revenues from a single customer that represents a group of affiliated companies equaling 20.1% of total revenues. In the six months ended June 30, 2020 the Company had revenues from two customers that represent two groups of affiliated companies equaling 21.6% and 14.4% of total revenues.